AMENDED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[X]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE

         SECURITIES EXCHANGE ACT OF 1934.

OR

[ ]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

        EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES

        XCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________________

        TO _________________.

Commission file number: __________

AMERICAN NEVADA GOLD CORP.

 (Exact name of registrant as specified in its charter)

Province of British Columbia

(Jurisdiction of incorporation or organization)

925 West Georgia Street, Suite 1304, Vancouver, British Columbia, Canada, V6C 3L2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Number of outstanding shares of each of the Corporation's classes of capital or common stock as of the period covered by the registration statement. As at December 31, 2002 and  November 30, 2003, there were 23,812,916 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Not Applicable**

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __√__ **Item 18** ______

TABLE OF CONTENTS

GLOSSARY OF TERMS 3

NOTE REGARDING FORWARD-LOOKING STATEMENTS 5

REFERENCE INFORMATION 5

PART I 6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 6
A. *Directors and Senior Management* 6
B. *Advisers* 6
C. *Auditors* 6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 6
ITEM 3. KEY INFORMATION 7
A. *Selected Financial Data* 8
B. *Capitalization and Indebtedness* 10
C. *Reasons for the Offer and Use of Proceeds* 10
D. *Risk Factors* 11
ITEM 4. INFORMATION ON THE COMPANY 15
A. *History and Development of the Company* 15
Name and Incorporation 15
History of the Company 16
Significant Acquisitions and Dispositions 16
B. *Business Overview* 17
PHASE I – PAMLICO PROPERTY 25
PHASE II – PAMLICO PROPERTY 25
PHASE I – GOLD BAR PROPERTY 26
PHASE II – GOLD BAR PROPERTY 26
C. *Organizational Structure* 27
D. *Property, Plants and Equipment* 27
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 28
A. *Operating Results* 28
B. *Liquidity and Capital Resources* 29
. *Research and Development, Patents and Licenses, Etc.* 31
D. *Trend Information* 31
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 31
A. *Directors and Senior Management* 31
B. *Compensation* 33
C. *Board Practices* 37
D. *Employees* 38
E. *Share Ownership* 38

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....38
A. Major Shareholders....38
B. Related Party Transactions....39
C. Interests of Experts and Counsel....41
ITEM 8. FINANCIAL INFORMATION....41
A. Statements and Other Financial Information....41
B. Significant Changes....42
ITEM 9. THE OFFER AND LISTING....42
A. Offer and Listing Details....42
B. Plan of Distribution....44
C. Markets....44
D. Selling Shareholders....44
E. Dilution....44
F. Expenses of the Issue....44
ITEM 10. ADDITIONAL INFORMATION....44
A. Share Capital....44
B. Memorandum and Articles of Association....44
C. Material Contracts....50
D. Exchange Controls....50
E. Taxation....53
F. Dividends and Paying Agents....61
G. Statements by Experts....61
H. Documents on Display....62
I. Subsidiary Information....62
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....62
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....62

PART II....62

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....62
ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....62
ITEM 15. RESERVED....63
ITEM 16. RESERVED....63

PART III....63

ITEM 17. FINANCIAL STATEMENTS....63
ITEM 18. FINANCIAL STATEMENTS....63
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS....63

GLOSSARY OF TERMS

ABG	American Bonanza Gold Mining Corp.
Board	Board of Directors of the Corporation.
Company Act	The Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act.
Directors	the Directors of American Nevada Gold Corp., formerly Mask Resources Inc.

Exchange	means the TSX Venture Exchange Inc., formerly the Canadian Venture Exchange.
g/t	Grams per tonne.
GAAP	Generally accepted accounting principles.
GIS	Geographic information systems, a type of software which analyses geological data.
GST	Goods and services taxes of 7% charged on all goods sold and services rendered in Vancouver, BC, Canada.
ICA	Investments Canada Act.
IP	Induced polarization survey
Mag	Magnetic survey which measures the fluctuation in the earth's magnetic field caused by occurrence of naturally magnetic minerals in the earth.
NSR	Net smelter royalty, or, the amount payable from the precious metal produced by the mine after smeltering has removed most of the impurities
opt	Troy ounces per short ton of gold unless indicated to be another metal
Precious metals	Gold, platinum, silver and palladium
Resource

A concentration or occurrence of natural material of intrinsic economic interest in or on the earth's crust in such form and quantity and such a grade or quality that is has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

The Company or American Nevada	American Nevada Gold Corp. (formerly Mask Resources Inc.), a corporation incorporated pursuant to the Business Corporations Act (British Columbia).
Ton	Short ton which measures 2,000 pounds
Tonne	Metric ton which measures 2,204.6 pounds or 1000 kilograms
VLF-EM	Very low frequency electro-magnetic survey which measures the conductive field about any conductive metallic elements
Vulcan	A mine planning software program by Maptek.
WTO	World Trade Organization.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Registration Statement constitutes "forward-looking statements."  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Such statements are included, among other places, in this document under the headings "Key Information", "Information on the Company" and "Operating and Financial Review and Prospects."

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

Certain forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors which could affect the operation or financial results of American Nevada Gold Corp. are included in this document under the heading "Key Information - Risk Factors".

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates "the Company", "the Corporation", "we", "us", "our Company" refers to American Nevada Gold Corp.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

Name and Office Held	Business Address	Functions
Hari Varshney (1)(2) Director, President and Chief Financial Officer	Cathedral Place Suite 1304 – 925 West Georgia St. Vancouver, B.C. V6C 3L2 Canada

As a Director, Mr. Varshney is responsible for the overall management and supervision of the affairs and business of the Company.

As Chief Financial Officer, Mr. Varshney is responsible for internal controls and accounting, timely filing and dissemination of quarterly financial information to shareholders.

Peeyush Varshney (1)(2) Director and Secretary	Cathedral Place Suite 1304 – 925 West Georgia St. Vancouver, B.C. V6C 3L2 Canada

As a Director, responsible for the overall management and supervision of the affairs and business of the Company.

As Secretary, Mr. Varshney is responsible for all of the Company’s corporate records, corporate filings and continuous disclosure with the regulatory bodies and liaison with the Company’s corporate counsel.

Aly Mawji (1) Director	Cathedral Place Suite 1304 – 925 West Georgia St. Vancouver, B.C. V6C 3L2 Canada	Responsible for the overall management and supervision of the affairs and business of the Company.

B.

Advisers

Not applicable.

C.

Auditors

The Company's current auditor is Tony M. Ricci Inc., Chartered Accountant, of 925 West Georgia Street, Vancouver, BC V6C 3L2 Canada. Mr. Ricci has been the Company's auditor since 2001. Mr. Ricci is a member of the Canadian Institute of Chartered Accountants.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22,1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange).

Trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002., initially, pursuant to a cease trade order issued by the British Columbia Securities Commission for failure of the Company to file its annual and interim financial statements. In addition, since 1995, the Company had been essentially a shell company without an active business and had not met the minimum listing requirements of the Exchange pursuant to Exchange Policy 2.1. Consequently, the Exchange determined that the Company's securities would remain suspended until the Company demonstrated that it met the Exchange's initial listing requirements.

The Exchange's Policy 2.1 requires all issuers to meet the minimum financial, distribution and other standards that must be met by companies seeking a listing on the Exchange. A Company must have Significant Interest (at least 50% interest) in a business that forms the basis of its listing on the Exchange and the Company must have a means to enable it to retain at least the Significant Interest in the business.

For resource or mining companies, the following requirements must be met:

1)

A Significant Interest in a Qualifying Property. Where the company does not have a Significant Interest in a Qualifying Property it must generally be the operator and enter into a satisfactory joint venture agreement to protect the Company's interest in the Qualifying Property;

2)

A minimum of $100,000 in exploration costs must have been spent on the Qualifying Property by the Company in the last three years or sufficient expenditures to demonstrate that the Qualifying Property is an advanced exploration property;

3)

A geological report recommending a minimum of $200,000 non-contingent work program on the Qualifying Property;

4)

Adequate working capital and financial resources to keep the Qualifying Property in good standing.

5)

At least 500,000 securities of the class to be listed are held by public shareholders, free of any resale restrictions;

6)

The aggregate market value of the securities held by public shareholders is at least $500,000;

7)

At least 200 public shareholders holding at least one board lot each with no resale restrictions; and

8)

At least 20% of the issued and outstanding securities are held by public shareholders and at least 10% of the issued and outstanding securities are in the public float.

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company does not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The business of the Company was that of mineral exploration. The Company is engaged directly and indirectly in the acquisition and exploration of natural resource properties and related undertakings

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Company is located at Suite 2101-1111 West Georgia St., Vancouver, BC V6E 4M3.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and reconciled for material measurement differences to accounting principles generally accepted in the United States ("U.S. GAAP"). Set forth in the following table are selected financial data with respect to the Company's financial condition and results of operation for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The selected financial and operating information as at December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2000, 1999 and 1998 and for the years ended December 31, 2000, 1999 and 1998 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2002	2001	2000	1999	1998
Interest Income
Canadian GAAP	$ 877	$ Nil	$ Nil	$ 41	$ 11,060
U.S. GAAP	$ 877	$ Nil	$ Nil	$ N/A	$ N/A
Total Assets
Canadian GAAP	$ 907,793	$ 2,753	$ 4,283	$ 30,708	$ 11,399
U.S. GAAP	$ 495,264	$ 2,753	$ N/A	$ N/A	$ N/A
Net (Income)/Loss
Canadian GAAP	$ 274,962	$ 31,533	$ 58,614	$ 119,536	$ 100,834
U.S. GAAP	$ 687,491	$ 31,533	$ 58,614	$ N/A	$ N/A
Shareholders' Equity
Canadian GAAP	$ 901,910	$ (1,272,110)	$ (1,240,577)	$ (1,181,963)	$ (1,201,927)
U.S. GAAP	$ 489,381	$ (1,272,110)	$ N/A	$ N/A	$ N/A
Share capital
Canadian GAAP	$ 3,124,218	$ 676,226	$ 676,226	$ 676,226	$ 536,726
U.S. GAAP	$ 3,124,218	$ 676,226	$ N/A	$ N/A	$ N/A
Weighted average number of shares outstanding	5,093,542	1,189,501	1,189,501	1,142,433	1,120,378
Net (Income)/Loss Per Share[1]
Canadian GAAP	$ 0.05	$ 0.03	$ 0.05	$ 0.10	$ 0.09
U.S. GAAP	$ 0.13	$ 0.03	$ 0.05	$ N/A	$ N/A
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (294,395)	$ (61,565)	$ (27,895)	$ (14,741)	$ (100,531)
U.S. GAAP	$ (881,895)	$ (61,565)	$ (27,895)	$ N/A	$ N/A
Investing activities
Canadian GAAP	$ (587,500)	$ Nil	$ Nil	$ (12,121)	$ Nil
U.S. GAAP	$ Nil	$ Nil	$ Nil	$ N/A	$ N/A

1Basic loss per share - Fully diluted loss per share has not been presented due to its anti-dilutive effect.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to "$" or "Dollars" are to Canadian Dollars and references to "US$" or "U.S. Dollars" are to United States Dollars.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Average for Period	.6370	.6443	.6723	.6744	.6740

Month Ended

	November	October	September	August	July	June
	2003	2003	2003	2003	2003	2003
High for Period	.7708	.7667	.7424	.7228	.7481	.7492
Low for Period	.7484	.7418	.7207	.7092	.7085	.7263

As of December 31, 2002, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.6329 (US$1.00 = CDN$1.5800).

As of November 28, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7708 (US$1.00 = CDN$1.2973).

Dividend Policy

No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The Company's securities should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, the Company's business, results of operations and financial condition could suffer significantly.

Lack of  Expertise in Mining

The Company's management lacks technical training and experience with exploring for, starting, and operating a mine.  With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this industry.  Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use.  Consequently, the Company's operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

The Company and its success in exploring the properties is dependent on the efforts and expertise of its joint venture partner, Bonanza.  Bonanza is the project operator and is responsible for exploring and developing the properties.  The Company is dependent on Bonanza for accurate information about the properties and the progress of exploration and development.

Risks of Exploration

All of the properties in which we have the right to earn an interest are in the exploration stages only and are without a known body of commercial ore. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's future exploration will result in any discoveries of commercial body of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration of resources, any of which, could result in work stoppages, damage to property and possible environmental damage. The Company currently does not maintain any insurance coverage against operating hazards. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which the Company may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Competition

The resource industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than ourselves. Competition could adversely affect our liability to acquire suitable producing properties or prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may, as a result, be subject to loss of its rights to acquire interests in the properties subject to such agreements. In particular, under the Joint Venture Agreement, the Company must incur cumulative exploration expenditures of $3,600,000 over three years in order to earn the 50% interest in the Properties and the Company is responsible for 50% of all exploration expenditures relating to the Properties.

Potential Defects in Title to Properties

The Company has not done any investigation with respect to title to the Properties. The Company is relying solely on the investigations made by or on behalf of ABG with respect to title to the Properties. The Company understands that in those jurisdictions where ABG has property interests, it performs searches of mining records in accordance with mining industry practices to confirm satisfactory title to properties which it holds or intends to acquire an interest, but that it does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of the Properties might be defective because of errors or omissions in the chain of title, including defects in conveyances and concessions are often uncertain and may be contested. There is not guarantee that title to the Properties will not be challenged or impugned in the future. The Properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Fluctuation in Currency Exchange Rates

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact our financial position and results. We face risks associated with fluctuations in Canadian and US currencies.

Earnings and Dividend Record

We have no earnings or dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future. We do not generate any cash flow from operations and could not expect to do so in the foreseeable future.

Financing Risks

The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now focusing its attention on its Properties.  Any work on the Properties will require additional equity financing.  If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of its existing shareholders.  There is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration properties.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of our potential interest in the Properties.

Conflicts of Interest

Certain of the Company's officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.

Both Peeyush Varshney and Hari Varshney hold positions in, or are otherwise affiliated with, another natural resource companies as follows:

Peeyush Varshney

-

Afrasia Mineral Fields Inc.

Camphor Ventures Inc.

Consolidated Global Technologies Inc.

Hari Varshney

-

Camphor Ventures Inc.

The Company's directors are required by law to act honestly and in good faith with a view to our best interest and to disclose any interest which they may have in any of our projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote will not count.  In determining whether or not we will participate in any project or opportunity, the director will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Shares of the Company are Considered Penny Stocks and are Subject

to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The Company's shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Company's shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Foreign Incorporation

The Company is incorporated under the laws of British Columbia, Canada and all of the Company's Directors and Officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of

Blank

 process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. In the U.S., a PFIC is defined as a company that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.  The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2002 and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder's tax situation.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see "Item 7 - Taxation - Passive Foreign Investment Company".

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22,1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange). However trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company do not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The business of the Company was that of mineral exploration. The Company is engaged directly and indirectly in the acquisition and exploration of natural resource properties and related undertakings.

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Company is located at Suite 2101-1111 West Georgia St., Vancouver, BC V6E 4M3.

History of the Company

The Company is engaged in the acquisition and exploration of mineral resource properties. The Company commenced operations in 1987, the year of its incorporation.  In the early 1990s, the Company was engaged in the exploration of mineral properties in Vietnam. From 1995 to October 2002, the Company had been essentially a shell company without an active business.  From time to time, the Company had pursued certain business opportunities as they arose, however, until entering into a joint venture, described below, the Company did not pursue any specific business opportunity.

Significant Acquisitions and Dispositions

As part of the Company's reinstatement for trading of its securities and reorganization, it has been reviewing potential businesses and mineral property acquisitions.  American Bonanza Gold Mining Corp.  ("ABG") was introduced to the Company by Renato Gaita, an arms length party, who submitted to the Company a proposal for a possible joint venture with ABG's subsidiary, Bonanza Explorations Inc. ("Bonanza"). Based on the Company's review of all the project proposals, it found the terms of the joint venture with Bonanza, to explore the Pamlico and Gold Bar properties as its most suitable acquisition.

The Company issued 275,000 shares to Renato Gaita, in consideration for his efforts in introducing the Company to ABG.

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. , a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

1.

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the year ended December 31, 2002, the Company paid Bonanza $107,500, as per the terms mentioned above.

2.

The Company will earn its 50% interest in the Properties over a period of three years as follows:

a)

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first year of the Option Agreement.

b)

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

c)

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

The Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

During the year ended December 31, 2002, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 2(a).

Subsequent to the year-end, the $210,971 deposit was expended on exploration activities.

For further particulars on the Properties, see "Narrative Description of the Business", below.

B.

Business Overview

The Company commenced operations in 1987, the year of its incorporation. In the early 1990s, the Company was engaged in the exploration of unproven mineral properties in Vietnam. The Company did not conduct any exploration or development activities in these unproven mineral properties in Vietnam.

The expenditures incurred by the Company represented costs relating to the acquisition of interest in the unproven mineral properties and the agreed upon value of shares issued.

In 1997, the Company abandoned and wrote-off all of its interests in the properties located in Vietnam due to contract claims dispute.

From 1995 to October 2002, the Company had been essentially a shell company without an active business. Trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002.

Effective October 29, 2002, the Company's securities have been reinstated (the "Reinstatement") for trading on the Exchange. The Company also completed a share for debt transaction (the "Share for Debt Transaction"), closed an equity financing (the "Short Form Offering") by way of a short form offering document (the "SFOD") and issued shares as a finder's fee (the "Finder's Fee").

In addition, in conjunction with the Reinstatement, it received Exchange approval for an option agreement (the "Option Agreement") with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of American Bonanza Gold Mining Corp. ("ABG"). Under the Option Agreement the Company has the right, over three years, to earn up to a 50% interest in Bonanza's Pamlico and Gold Bar Properties (collectively, the "Properties"), located in Nevada.

Share for Debt Transaction

As part of the Company's Reinstatement, the Company received final Exchange approval for the Share for Debt Transaction, whereby it issued 10,502,554 shares at a deemed price of $0.12 per common share in full and final settlement of $1,260,307 of outstanding indebtedness. The Company issued the shares under the Share for Debt Transaction following the Company's Reinstatement on the Exchange.

7,789,864 of the common shares issued on the debt settlement are subject to a three-year value security escrow agreement and 2,712,690 shares are subject to a six-year surplus security escrow agreement. For further particulars, See Item 7.B. Related Party Transactions - Escrow Securities.

The Exchange imposes these types of escrow arrangements in efforts to ensure that certain shareholders and principals of the Company are committed to the longer term growth and development of the Company.  The escrow arrangement also ensures an orderly market as common shares are released to become tradeable over an extended period of time rather than all the shares being freely tradeable upon issuance.

Short Form Offering

Under the Short Form Offering the Company sold, through its agent, Canaccord Capital Corporation, 10,895,862 units (the "Units") at a price of $0.12 per Unit for gross proceeds of $1,307,503.  Each Unit is comprised of one common share without par value in the share capital of the Company and one transferable share purchase warrant (a "Warrant").  Each Warrant allows the holder to purchase one additional common share (a "Warrant Share") for a period of two years at an exercise price of $0.15 per Warrant Share until October 29, 2003 and $0.18 per Warrant Share until October 29, 2004.

The Warrants were listed for trading on the Exchange on October 30, 2002.

Canaccord, as agent for this Short Form Offering, was paid a cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the agent to acquire 1,634,379 Units sold under the Offering for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per common share in the first year and $0.18 per common share in the second year.  Canaccord also received a corporate finance fee of 650,000 Units and was paid an administration fee of $7,500 and sponsorship fee of $25,000.

The proceeds of the Offering, net of the expenses of the Offering and the agent's commission and fees, will be used to fund the Company's obligations under the Option Agreement and to meet ongoing working capital requirements.

Finder's Fee

The Company issued 275,000 shares to Renato Gaita, and arm's length party, in consideration for his efforts in introducing the Company to ABG.

Properties Under the Option Agreement with Bonanza

Following completion of the Joint Venture, the principal business of the Company is that of exploration of unproven mineral exploration as described below:

ABG acquired the Properties through its acquisition (the "Bonanza Acquisition") of Bonanza Gold Inc. ("Bonanza") and its subsidiary, Bonanza Explorations, in late 2000.

Both the Pamlico Property and the Gold Bar Property are in the exploration stage.

G.F. McArthur, P.Geo. ("McArthur"), an independent consulting geologist of Vancouver, British Columbia prepared an engineering report dated October 9, 2002 (the "McArthur Report") on the Pamlico and Gold Bar Properties.  The report was prepared in accordance with British Columbia Securities Commission's Standards of Disclosure for Mineral Projects, National Instrument 43-101.  The McArthur Report was prepared for the Company as an update with respect to a previous report dated September 7, 2000 prepared by Mr. McArthur entitled Geological Report on the Nevada Properties of Bonanza Gold Inc. Nevada, U.S.A. (the "Previous Report").  The Reports are attached herewith for your reference.

Pamlico Property

The following is a brief summary on the Pamlico Property and Gold Bar Property.  . which was extracted from Geological Report of McArthur.

General

The Pamlico Property is located in Mineral County, 15 kilometres from Hawthorne, Nevada.  The Pamlico project comprises 63 unpatented claims covering 5 square kilometres which are prospective for gold.  Bonanza entered into an agreement with Goldyke Mines Inc. ("Goldyke"), the terms of which allowed Bonanza to earn up to a 100% interest in thirty-three mining claims covering the heart of the Pamlico Property. The Pamlico Property has no associated work commitments. Please see attached map.

Winnemucca
Elko
Battle Mountain
Gross Valley
Cortez trend
Gold Bar Property
Reno
Fallon
New Pass
Eureka
Ely
Carson City
Hawthorne
Pamlico Property
Tonopah
Walker Lane
Caliente
Las Vegas
N
0
50
100
miles
PROFESSIONAL
PROVINCE OF
G. F. McARTHUR
BRITISH COLUMBIA
GEOSCIENTIST

Map of Nevada showing transverse lineaments that may be major strike-slip sturctures (Modified after Shawe, 1965), with idealized strain ellipse exhibiting sense of first order, Walker Lane parallel principal stress.

The terms of the agreement with Goldyke require Bonanza to pay to Goldyke a total of US$1 million prior to November 2003.  As of the date of this Registration Statement a total of US$175,000 has been paid.  Upon full payment, Goldyke will be entitled to receive a 1% net profits interest royalty from mining operations.

Geology

The Pamlico Property is located in south central Nevada within the Walker Lane mineral trend.  The property covers numerous historic shafts and adits and work-to-date has confirmed the existence of gold mineralization.  We understand that the Pamlico Property has already been drill-tested by Bonanza and mineralization has been intersected in drilling.  There are several new drill targets ready to test on the Pamlico Property.

Location and Access

The Pamlico Property is located in Mineral County, 15 kilometres ESE of Hawthorne, Nevada.  It is accessible by vehicle by travelling 16 kilometres east from Hawthorne on US 95 and then 13 kilometres SSW on dirt roads accessible only by four-wheel drive vehicles.

Regional Geology

The Pamlico Property lies within the Walker Lane structural mineral trend.  The property is underlain by folded and imbricately thrusted Paleozoic eugeoclinal shales and cherts or miogeoclinal carbonates.  Mesozoic and Cenozoic volcanic and sedimentary rocks occur locally as erosional remnants.  Minor Mesozoic and Cenozoic plutonic rocks intrude these older sequences locally at Pamlico.

Previous Work at Pamlico

Only one company has done any modern work on the Pamlico Property.  Cimarron Minerals Ltd. ("Cimarron") (formerly Cactus West) completed a program of geological mapping, rock sampling and Mag/VLF (Magnetic survey which measures the fluctuation in the earth's magnetic field caused by occurrence of naturally magnetic minerals in the earth / very low frequency electro magnetic survey which measures the conductive field about any conductive metallic elements) and IP (induced polarization survey) geophysical surveys.  Cimarron drilled 50 reverse circulation holes totalling 4,738 metres (15,545 feet) on geological, geochemical and geophysical targets.

Bonanza's Previous Work at Pamlico

Bonanza has completed a program comprising of regional and detailed geological mapping, surface rock sampling (1,353 samples), soil sampling (638 samples) and underground mapping and sampling (385 samples).  This data was digitized and entered into Bonanza's GIS (geographic information systems, a type of software which analyses geological data) model and Vulcan (a mine planning software program by Maptek) 3-D model to guide the drilling program.  Targeted areas were tested by 16 reverse circulation drill holes totaling 1,692 metres (5,550 feet).  Of the approximately 300 old workings on the property, about 50 were extensive enough to warrant underground mapping in addition to sampling.  A number of results were returned from the Central Mine and the Main Zone areas, consequently, follow-up detailed underground mapping and sampling focused on these two areas.

In the Central Mine area, nine channel samples from the B-Zero Adit returned values  of varying degrees.  The gold-bearing vein strikes northerly and dips moderately to the east.  Generally, it averages

0.5 metres thick, but locally it exceeds 1 metre in thickness.  Two adjacent areas returned gold values from vein sampling.

In the Main Zone area, numerous adits and shafts indicate that this was the primary historic mining centre that produced approximately 50,000 ounces of gold.  The Central Mine and Main Zone areas were the focus of Bonanza's drilling.  In the Main Zone area, drilling targeted known productive veins approximately 90 metres down-dip from the historic workings.  Eight holes were drilled along a 230 metre, roughly linear, fence.  Three holes encountered narrow veins approximately 0.6 metres thick, each with varying traces of gold.  The first intercept represents a previously unknown vein while the latter two intercepts represent the down-dip extension of the known productive veins.

The Central Mine B-Zero target area is near the centre of the property, approximately 1.6 kilometres northeast of the Main Zone.  Bonanza has drilled five holes in a roughly square pattern on 150 metre centres.  This preliminary drilling returned discouraging results with no significant gold values and little vein material.  It is presently thought that the holes were drilled into a faulted out block.  Three additional holes were drilled 400 metres to the west on a 200 metre linear fence to test a second area of veining.  These holes also returned discouraging results.

Gold Bar

The Gold Bar Project in Nevada comprises 70 unpatented claims covering 5 square kilometres which are prospective for gold.

General

The Gold Bar Property is located in Eureka County, 50 kilometres northwest of Eureka, Nevada.  The Gold Bar Property is subject to a 2% net smelter royalty payable to Atlas Corporation, capped at US$1,000,000 on future production. See attached map.

Winnemucca
Battle Mountain
Elko
Gross Valley
Cortez trend
Gold Bar Property
Reno
Fallon
New Pass
Eureka
Ely
Carson City
Hawthorne
Pamlico Property
Tonopah
Walker Lane
Caliente
Las Vegas
0
50
100
miles

Map of Nevada showing transverse lineaments that may be major strike-slip sturctures (Modified after Shawe, 1965), with idealized strain ellipse exhibiting sense of first order, Walker Lane parallel principal stress.

The Gold Bar Property is located in the Battle Mountain/Eureka mineral trend in east-central Nevada and covers a past-producing bulk tonnage gold mine with 485,000 oz of historic production.    Several drill targets are ready to test, including the Millsite-Gold Bar Pit area (the "Millsite Deposit").  We understand that ABG is of the view that there are many other economically interesting areas on this historic producer.

Location and Access

The Gold Bar Property is located in Eureka County, 50 kilometres northwest of Eureka, Nevada.  The property is accessible by vehicle, by traveling 33 kilometres west from Eureka on US 50 and then north 25 kilometres on dirt roads.

Regional Geology

The Gold Bar Property lies in the Battle Mountain/Eureka structural mineral trend.  It is underlain by a complexly folded and imbricately thrusted sequence of Paleozoic shelf carbonates and deeper water shales and cherts.  The Paleozoic rocks are unconformably overlain by a thick sequence of undifferentiated Tertiary volcanics and sediments.  Recent pediment gravels fill the valleys.

Primary regional structures are northwest trending strike-slip and dextral wrench faults.  These are associated with north-northwest trending dextral synthetic faults, north trending normal faults, northeast trending sinistral antithetic faults and east-west trending compressional faults.

Previous Work at Gold Bar

The Gold Bar Property has no record of historic production prior to exploration by Atlas Corporation and its subsidiaries (collectively, "Atlas") in 1983.  Production began at the Gold Bar pit in 1987 and continued until the mine closed in 1994.  A total of 7,514,600 tons grading 0.074 opt gold were produced.  Recoveries averaged 87%, resulting in production of 485,000 ounces of gold.

During its work in 1983 to 1994, Atlas completed programs in mapping, geochemistry, geophysics and drilling.  These programs resulted in the discovery or optioning of mineralization at Gold Bar, Gold Pick, Goldstone, Gold Canyon, Gold Ridge, Cabin Creek, Pot Canyon and Hunter.  Open pit mining was carried out at all of the above noted areas other than Pot Canyon and Hunter.  The Gold Bar and Gold Canyon areas now form part of ABG's Gold Bar Property.

In late 1994, Atlas entered into an agreement with Homestake Mining Company ("Homestake") on the southern and northern claims areas.  Homestake drilled 26 holes totalling approximately 7,282 metres (23,890 feet) and completed geological mapping, geochemistry and geophysics.

In 1995, Atlas signed an agreement with Granges Gold Corporation ("Granges") which completed a program of mapping, geochemistry, geophysics and the drilling of 33 holes totalling 7,314 metres (24,980 feet).

In 1997, Barrick Gold Corporation (‘Barrick") optioned most of the Atlas claims.  Barrick completed a program of mapping, geochemistry and geophysics.  Fifty holes were drilled in 1997 and a further 33 holes in 1998 totalling 10,796 metres (35,420 feet).

| Phase I – Gold Bar Property | | |
|---|---|---|
| Data Input and Processing | US$ | 17,600 |
| Preparation of Detailed Map and Sample | | 17,600 |
| Sample Analysis | | 3,750 |
| 3-D Modelling | | 13,200 |
| Shallow RC Drilling | | 10,000 |
| Deep RC Drilling | | 57,000 |
| **Total, Phase I** | **US$** | **119,150** |

avourable host lithologies are encountered, Phase II drilling will be recommended:

| Phase II – Gold Bar Property | | |
|---|---|---|
| Shallow RC Drilling | US$ | 62,000 |
| Deep RC Drilling | | 135,000 |
| **Total, Phase II** | **US$** | **197,000** |

C.

Organizational Structure

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value.  The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission.  Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (the "Exchange") (then known as the Vancouver Stock Exchange).  However, trading in the Company's securities has been suspended from June 1, 1995 to October 28, 2002. On September 2, 1998, the Company changed its name from "Morocco Explorations Inc." to "Mask Resources Inc." and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, the Company increased its authorized capital to 100,000,000 common shares (the "Shares") without par value.  The Company does not have any subsidiaries. On September 30, 2002, the Company changed its name from "Mask Resources Inc." to "American Nevada Gold Corp."

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The registered and records office of the Company is located at Suite 2101-1111 West Georgia St., Vancouver, BC  V6E 4M3.

D.

Property, Plants and Equipment

The Company's corporate office currently shares approximately 6,997 square feet of office space at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2004. The shared property provides office space to the Company for administrative and shareholder promotion purposes. (Please see attached map.)

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company as at December 31, 2002, 2001 and 2000 and for its last three fiscal years ending December 31, 2002, 2001, and 2000 should be read in conjunction with the audited consolidated financial statements of the Company and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 10 of the audited December 31, 2002 financial statements included herein at Part IV - Item 17.  Refer to Note 10 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2002, 2001, 2000 and 1999 are as follows:

Year Ended December 31, 2002

During the year ended December 31, 2002, the Company incurred a loss of $274,962 or $0.05 per share as compared to a loss of $31,533 or $0.03 per share during the prior fiscal year, an increase in loss of $243,429. The increase in loss was due to increases in legal fees by $130,458, regulatory and transfer agent fees by $39,165 and travel and promotion by $11,043. The increase in expenses was a result of increased corporate activity occurring in connection with the Company's reorganization.

During the year ended December 31, 2002, in connection with an Option Agreement the Company entered into with Bonanza to earn a 50% interest in the properties located at Nevada, USA, (See Item 4. Information on the Company - A. History and Development of the Company - Significant Acquisitions and Dispositions) the Company:

a)

paid $107,500 and issued 300,000 common shares to Bonanza as consideration;

b)

issued 275,000 common shares as a finder's fee to an arm's length party; and

c)

advanced $480,000 to Bonanza for exploration expenses.

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts amounting to $1,260,307.

During the year ended December 31, 2002, the Company completed an equity financing by way of a short form offering document through Canaccord Capital Corporation (the "Agent"), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant ("Warrant"). Each Warrant allows the holder to purchase one additional common share ("Warrant Share") for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed fro trading on the Exchange.

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

Years Ended December 31, 2001, 2000 and 1999

The Company had been inactive for several years. As a result, it has had no operations. Losses of $31,533, $58,614 and $119,536 for the fiscal years ended December 31, 2001, 2000 and 1999 respectively were mainly the result of general and administrative expenses consisting of professional fees, transfer agent, regulatory fees and office and administration costs.

B.

Liquidity and Capital Resources

During the year ended December 31, 2002, the Company utilized cash for operating activities in the amount of $294,395, utilized cash for its investing activities in the amount of $587,500 and generated cash in the amount of $1,151,685 by way of a short form offering, net of share issuance costs.  At December 31, 2002, the Company had a working capital of $278,410 and a net cash on hand of $270,061. Current assets, excluding cash at December 31, 2002 amounted to $14,232 all of which is goods and services taxes recoverable from Canada Customs and Revenue Agency.

During the year ended December 31, 2002, the Company completed an equity financing by way of a short form offering document of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503.

Financing for the Company's operations was funded primarily from this Short Form Offering and this source of financing is anticipated to continue until the Company develops a cash flow from operations. The ability of the Company to continue operations is dependent on the ability of the Company to continue to obtain financing.  The ability of the Company to access the capital markets is substantially determined by the success or failure of its exploration activities. The other sources of funds potentially available to the Company are through the exercise of up to 10,895,862 outstanding share purchase warrants, 2,284,379 brokers' warrants and 1,390,000 stock options as follows:

Security	Number	Exercise Price	Expiry Date
Share purchase warrants	10,895,862	$0.15 $0.18	October 29, 2003 October 29, 2004
Brokers' warrants	1,634,379	$0.15 $0.18	October 29, 2003 October 29, 2004
Brokers' warrants (1)	650,000	$0.15 $0.18	October 29, 2003 October 29, 2004
Stock options	1,090,000	$0.10	November 19, 2007
Stock options	300,000	$0.11	February 4, 2008

(1)

Entitle the holder to one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the share purchase warrants.

There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that, and management cannot predict whether the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.  Under U.S. GAAP the use of the term "substantial doubt" would be used in regards to the ability of the Company to continue as a going concern.    The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the expenditures incurred to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

To date, the Company has expended a total of $623,500 on the Property and Phases I of the Pamlico and Gold Bar properties are completed. During the period, the Company has made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza. Bonanza will retain a 95% interest in the Properties and act as operator of the project.

The Company has already met the required expenditures of $500,000 and the issuance of 300,000 shares to Bonanza to earn the 5% interest in the unproven mineral properties. The Company does not have any commitments for material capital expenditures over the next twelve months. The Company expects to incur capital expenditures, as required to maintain ongoing operations, however, no significant expenditures are anticipated.

As at December 31, 2002, the Company has a working capital of $278,410 which is sufficient to meet its anticipated overhead and general and administrative expenditures of approximately $100,000 over the next twelve months.

C.

Research and Development, Patents and Licenses, Etc.

Not applicable.

D.

Trend Information

The Company is currently not aware of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future or that may have a material effect on the Company's business other than the summary of risks under the heading "Risk Factors" that are typically inherent in the business of resource exploration.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the directors and senior officers of the Company as at November 30, 2003, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on June 5, 2003 and/or appointed to fill any vacancy created on the Board of Directors, and serve until the next Annual General Meeting of Members, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Hari Varshney (1)(2) Age: 61 4506 Belmont Avenue Vancouver, B.C. V6R 1C4 Canada	Director and President

Director and President of the Company since September 17, 2002.

Chartered Accountant; Director or Executive Officer of various publicly traded companies; Principal, Director & President, Varshney Capital Corp, from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between September 1992 and November 1995; Self-employed Chartered Accountant, Vancouver, B.C., between April 1983 and August 1992; Partner, Arthur Andersen, Vancouver, B.C., from May 1968 to March, 1983.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Peeyush Varshney (1)(2) Age: 36 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Director, President and Chief Executive Officer

Director of the Company since August 1, 2002.

Barrister and Solicitor; Director or Executive Officer of various publicly traded companies; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999; Associate, Campney & Murphy, Barristers and Solicitors, from September 1994 to July 1996; Articled Student, Farris, Vaughan, Wills & Murphy, Barristers and Solicitors, from September 1993 to August 1994.

Aly Mawji (1) Age: 24 758 Miller Ave. Coquitlam, B.C. V3J 4K3 Canada	Director

Director of the Company since November 28, 2002.

Vice President of Corporate Finance at Kronofusion Technologies, Inc (CDNX:KRO). Prior to co-founding Kronofusion Technologies, Inc., Mr. Mawji was a business development officer with Image Power, Inc. where he managed the growth strategies of FaxPC through various business development efforts. Prior to that, Mr. Mawji served as a Financial Advisor with the Canadian Imperial Bank of Commerce. In the past three years Mr. Mawji has worked with various public and private companies within the high tech and finance industry. Mr. Mawji attended the CGA program at the University of British Columbia.

(1)

Denotes member of the Company's Audit Committee.

(2)

Messrs. Hari Varshney and Peeyush Varshney are father and son.

A.

Compensation

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2002, to all Directors and Officers, as a group, for services in all capacities was $26,000 (2001 -

$5,500), comprising of rent of $14,000 for the period commencing April 2002 and ending October 2002, and management fees of $10,000 and administrative fees of $2,000 for the period October to December 2002.

Upon entering of certain directors and officers of the Company into a management and administrative services contract dated November 1, 2002, rent of $2,000 per month was cancelled effective October 2002. See "Management Contract" below.

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers. The following information fairly reflects all material information regarding compensation paid to the Company's Directors and Officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law:

The criteria used in determining the amount of Executive Officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company.  For additional information with respect to stock options granted to executive officers, please refer to the heading  "Stock Options" below.

During the most recently completed fiscal year of the Company ended December 31, 2002, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Hari B. Varshney (1) President & Director	2002	Nil	Nil	Nil	Nil	Nil	N/A	Nil
Melvin Reeves (2) Chairman of the Board, President & CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil $ 7,500 (3)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Hari B. Varshney was elected as Director and appointed as President of the Company at its annual and extraordinary general meeting on September 17, 2002.

(2)

Melvin Reeves acted as President of the Company from April 17, 1998 until April 17, 2000, and as Chairman of the Board, President and Chief Executive Officer from May 17, 2001 until September 17, 2002.

(3)

(4)

(5)

These monies accrued owing by the Company pursuant to consulting service agreements entered into between the Company and wholly-owned subsidiaries of Mr. Reeves.  Both consulting service agreements were terminated effective April 1, 1999 and March 31, 2000.

Long Term Incentive Plan Awards to Executive Officer

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options & SARs Granted to Executive Officer

During the year ended December 31, 2002, 400,000 stock options at a price of $0.10 per share exercisable up to November 19, 2007, were granted to the Executive Officer of the Company. The following table summarizes the stock options held by the Executive Officer of the Company as at December 31, 2002. "Options to Purchase Securities from Company - Stock Options." No SARs (Stock Appreciation Rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/ Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant ($/Security (1)	Expiration Date
Hari Varshney	November 19, 2002	400,000	$0.10	36.70%	$0.08	November 19, 2007

Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

During the year, no stock options were exercised by the Executive Officer of the Company. During the year, no outstanding SARs were held by the Executive Officer.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. During the most recently completed financial year, the Company paid an aggregate of $26,000 to a company controlled by two directors of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange (the "Exchange").  During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate of 600,000 common shares to directors of the Company.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the fiscal year ended December 31, 2002.

Management and Administrative Services Contract

Effective November 1, 2002, the Company entered into a Management and Administrative Services Contract (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company part-owned by Hari B. Varshney, the President, and Peeyush K. Varshney, the Secretary and a director of the Company, pursuant to which the Company retained VCC to provide management and administrative services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services.

During the fiscal year ended December 31, 2002, the Company paid $10,000 in management fees and reimbursed $2,000 for administrative services to VCC pursuant to the VCC Agreement.

The above contract was entered into based on a non-arms length transaction. The Company believes that the terms of the transaction were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

Save and except as aforesaid, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

Stock Options

The shareholders of the Company approved the adoption of the Company's current stock option plan by a resolution dated June 5, 2003 (the "Existing Plan"). Pursuant to the Existing Plan, the Board of Directors may allocate non-transferrable options to purchase common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 3,222,583 common shares. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, purchased shares subject thereto shall again be available for the purpose of this Plan.

Under the Existing Plan, at the time of granting the options, the aggregate number of common shares to be delivered upon the exercise of all options granted thereunder and the aggregate number of common shares to be delivered upon exercise of the options to any one individual granted thereunder may not exceed the maximum number permitted by any stock exchange on which the common shares may be listed or to other regulatory body having jurisdiction.

Options issued pursuant to the Existing Plan, will have an exercise price to be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the Exchange. Options under the Existing Plan shall vest and not otherwise be exercisable as to 25% on the date the options were granted under the Plan and 12.5% every three months thereafter.

As at November 30, 2003, the following directors' and employees' stock options were outstanding:

Number	Exercise Price	Expiration Date
1,040,000	$0.10	November 19, 2007
300,000	$0.11	February 4, 2008

As at November 30, 2003, 900,000 of the 1,340,000 stock options were allocated to directors and officers of the Company as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Hari Varshney	400,000	$0.10	November 19, 2007
Peeyush Varshney	200,000	$0.10	November 19, 2007
Aly Mawji	300,000	$0.11	February 4, 2008
	900,000

C.

Board Practices

The Company's board of directors consists of three members, the terms of which expire at the general meeting of shareholders to be held in each year. Directors are elected by a majority of the votes of the Company's common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. The number of directors, excluding additional directors, may be fixed or changed from time to time by an ordinary resolution, whether previous notice thereof has been given or not, but the number of directors shall never be less than three. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

The Company have granted and intend to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Board of Directors at the time of the grant and in accordance with the Company's stock option plan and prevailing Exchange policy. Except as disclosed above under "Compensation of Directors", the Company's directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Board of Directors has set up an audit committee which consists of Messrs. Hari Varshney, Peeyush Varshney and Aly Mawji. The audit committee engages on behalf of the Company the independent public accountants to audit the Company's annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2002 and November 30, 2003, the Company has one employee performing administration and accounting duties.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and Officers of the Company as at November 30, 2003 and the corresponding percentage of the Company's issued capital such shares represent:

	Title of Class	Number Owned	Percent of Class
Hari Varshney	Common Stock	1,535,183 (1)	6.45%
Peeyush Varshney	Common Stock	114,000	0.48%
Aly Mawji	Common Stock	863,949 (2)	3.63%
		2,513,132

(1)

1,485,183 shares are held beneficially through Madhuri Ventures Inc., a private company wholly owned by Hari Varshney.

(2)

843,949 shares are held beneficially through 608749 BC Ltd., a private company wholly owned by Aly Mawji.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at the date of this Registration Statement:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class

Hari Varshney	Direct/Indirect	1,535,183(1)	6.45%
Buser Management	Direct	1,336,664(2)(5)	5.61%
EH&P Investments AG	Direct	1,336,664(3)(5)	5.61%
Marco Strub	Direct	1,336,664(5)	5.61%
Tonga Trading Ltd.	Direct	1,336,664(4)(5)	5.61%

(1)

Out of the 1,535,183 shares, 1,485,183 shares are held through Madhuri Ventures Inc, a private company wholly owned by Hari Varshney.

(2)

Buser Management is a private company wholly owned by Frank Buser.

(3)

EH&P Investments AG is a private company wholly owned by Erwin Haas.

(4)

Tonga Trading Ltd. Is a private company wholly owned by David Havenstein.

(5)

Shares were acquired through the Company's Shares for Debt Transaction and are held in escrow.

The Company's major shareholders do not have different voting rights from other shareholders.

B.

Related Party Transactions

Other than the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Company that have occurred during the three most recently completed fiscal years of the Company or during the period since the end of the Company's most recently completed fiscal year. There are no debts owing directly or indirectly to the Company by any director or officer of the Company, or by an associate of any director or officer of the Company.

Management of the Company has an interest in the following transactions, all of which relate to compensations paid to present members of management for their services to the Company as well as the debt settlement transaction:

(1)

Hari Varshney and Peeyush Varshney are controlling shareholders of Varshney Capital Corp. ("VCC"). During fiscal 2002, pursuant to a Management and Administrative Services Contract dated November 1, 2002, between the Company and VCC, the Company paid VCC management fees of $10,000 and administrative fees of $2,000. VCC is in the business of providing management services to public companies.

During fiscal 2002, the Company paid VCC $14,000 for rent for the period commencing April 2002 and ending October 2002.

(2)

During fiscal 2001, the Company under the former management group had outstanding loans of $78,673.

During fiscal 2002, as part of the Company's reorganization and reinstatement for trading of its securities, certain creditors entered into debt assignment agreements to sell the debts to several parties. A portion of the debt amounting to $25,000 was sold to

Madhuri Ventures Inc., a private company wholly-owned by Hari Varshney, President of the Company. All other purchasers are unrelated parties.  The business purpose of this transaction is to obtain a greater equity interest in the Company.

The loans payable balance was satisfied by the issuance of 655,608 common shares at a deemed price of $0.12 per common share. These shares issued on the debt settlement are subject to escrow.

The above debt assignments and shares for debt transactions were approved by the Exchange as part of the Company's reinstatement for trading of its securities and reorganization.

(3)

The Company, under the former management group had agreements payable to a group of companies (the "creditors"), which assumed the outstanding indebtedness owed to former directors and senior officers totaling $1,069,333.

During fiscal 2002, as part of the Company's reorganization and reinstatement for trading of its securities, O.M. Management Ltd., a company wholly owned by Praveen Varshney, the son of Hari Varshney, President of the Company, entered into a debt assignment agreement to acquire $87,301 of the outstanding indebtedness from the former president of the Company.  Praveen Varshney has no other business dealings with the Company.  The business purpose of this transaction is to obtain a greater equity interest in the Company.

During the year, the Agreement payable balance was satisfied by the issuance of 8,911,104 common shares at a deemed price of $0.12 per common share.  These shares issued on the debt settlement are subject to escrow

The above debt assignments and shares for debt transactions were approved by the Exchange as part of the Company's reinstatement for trading of its securities and reorganization.

(4)

During the year, the Company paid rent of $3,627 to Afrasia Mineral Fields Inc., a company in which Peeyusyh Varshney is a director. The Company believes that the terms of the transactions above were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

Escrow Securities

As at December 31, 2002, 9,723,564 shares were held in escrow (the "Escrow Shares") by Pacific Corporate Trust (the "Trustee") pursuant to Value and Surplus Security Escrow Agreements dated October 7, 2002 (the "Escrow Agreement"). The escrow requirement imposed by the Exchange and set out in the Agreement are as follows:

1)   7,789,864 of the common shares are subject to a three-year value security escrow agreement with releases from escrow occurring as follows: 10% on the date that the Exchange issued a bulletin accepting the Shares for Debt Transaction and 15% on each 6 month anniversary following such date; and

2)   ,

2    712,690 shares are subject to a six-year surplus security escrow agreement with releases from escrow occurring as follows: 5% of the shares to be released on each 6 month anniversary following the date that the Exchange issued a bulletin accepting the Shares for Debt Transaction for the first 24 months, and 10% of the shares to be released on each 6 month anniversary for the remaining 48 months.

These escrow shares were issued pursuant to a share for debt transaction, whereby 10,502,554 shares were originally issued at a deemed price of $0.12 per common share in full and final settlement of $1,260,307 of outstanding indebtedness.

The Escrow Shares are held by the following persons as at December 31, 2002:

Names of Shareholders	No. of Escrowed Shares
Buser Management	1,336,664 (1)
EH&P Investments AG	1,336,664 (1)
Tonga Trading	1,336,664 (1)
Marco Strub	1,336,664 (1)
Madhu Varshney	886,664 (1)
608749 BC Ltd.	777,554 (1)
Madhuri Ventures Inc.	1,485,183 (2)
O.M. Management Ltd.	727,507 (2)
Kimberley Reeves	500,000 (2)
Total

(1)

Common shares subject to a value security escrow agreement.

(2)

Common shares subject to a surplus security escrow agreement.

The Exchange imposes these types of escrow arrangements in efforts to ensure that certain shareholders and principals of the Company are committed to the longer term growth and development of the Company.  The escrow arrangement also ensures an orderly market as common shares are released to become tradeable over an extended period of time rather than all the shares being freely tradeable upon issuance.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Company's audited financial statements, consisting of balance sheets as at December 31, 2002 and 2001, and statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2002 along with related notes and Auditors' Report.

Also attached hereto are the Company's interim financial statements for the nine months ended September 30, 2003, consisting of balance sheets as at September 30, 2003 and December 31, 2002, statements of operations and deficit and cash flows for the six months ended September 30, 2003 and 2002 along with related notes.

See "Item 17. Financial Statements."

Legal Proceedings

There are no material legal proceedings to which the Company was a party or in respect of which the Property of the Company is subject.  The Company's management has no knowledge of any legal proceedings in which the Company may be involved which are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2002:

1)

On February 4, 2003, the Company granted an aggregate of 450,000 stock options to a director and a consultant of the Company at a price of $0.11 per share expiring February 4, 2008.  The 150,000 stock options granted to the consultant at a price of $0.11 per share expiring February 4, 2008 were cancelled on June 23, 2003.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Company's common shares commenced trading on the Exchange in February 1988 under the symbol "MOQ". However, trading in the Company's securities had been suspended from September 1, 1995 to October 28, 2002, due to its failure to meet the Exchange's initial listing requirements.

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. ("Morocco") to Mask Resources Inc. ("Mask") and altered its authorized share capital by consolidating on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision the Company increased its authorized capital to 100,000,000 common shares without par value. Effective at the opening on September 2, 1998, the common shares of Mask was listed under the symbol "MAS" but did not commence trading as the Company was still suspended on the Exchange, and the common shares of Morocco was delisted.

Effective on October 29, 2002, the Company completed its reorganization and met minimum listing requirements pursuant to Exchange Policy 2.1. Company changed its name from Mask Resources to

American Nevada Gold Corp. and trading was reinstated in the securities of the Company under the symbol "AGN" while the common shares of Mask ("MAS") were delisted.

The following table sets forth the low and high and sales prices in Canadian funds for the Company's common shares on the Exchange for the periods indicated:

	High	Low
Share Prices (‘AGN")
Monthly Stock Prices
September 2003	$ 0.06	$ 0.045
August 2003	$ 0.06	$ 0.045
July 2003	$ 0.06	$ 0.045
June 2003	$ 0.075	$ 0.055
May 2003	$ 0.075	$ 0.055
April 2003	$ 0.08	$ 0.055
March 2003	$ 0.09	$ 0.06
February 2003	$ 0.13	$ 0.07
January 2003	$ 0.12	$ 0.08
December 2002	$ 0.10	$ 0.07
November 2002	$ 0.10	$ 0.07
Quarterly Stock Prices
Fiscal 2002
Fourth Quarter	$ 0.10	$ 0.07
Share Prices ("MAS")
Third Quarter	N/A	N/A
Second Quarter	N/A	N/A
First Quarter	N/A	N/A
Fiscal 2001
Fourth Quarter	N/A	N/A
Third Quarter	N/A	N/A
Second Quarter	N/A	N/A
First Quarter	N/A	N/A
Annual Stock Prices
Fiscal 2000	N/A	N/A
Fiscal 1999	N/A	N/A

Blank Page

In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, as amended, and to the best of the Company's knowledge, at December 31, 2002, there was 1 shareholder of the Company of record having an address in the United States.

The common shares were halted from trading on the Exchange on September 1, 1995. On October 29, 2002, the common shares were reinstated for trading following completion of the Company's reorganization and thereby meeting minimum listing requirements of the Exchange pursuant to Exchange Policy 2.1.

The closing price of the Company's shares on the Exchange was $0.09 on December 31, 2002 and $0.07 on November 28, 2003.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company's Common Shares are quoted on the TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol "AGN".

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors may appoint a trust company to keep the aforesaid registers or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the registers for each class of shares. The Directors may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

Unless prohibited by the Company Act, the Company may keep or cause to be kept within the Province one or more branch registers of members and may, if the Company is, or becomes, a reporting company, cause to be kept outside the Province one or more branch register of members.

The Company shall not at any time close its register of members.

Powers of Directors

The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act, the Memorandum of the Company or its Articles, required to be exercised by the Company in general meeting.

The Directors may from time to time by power of attorney or other instrument under the seal of the Company appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles of the Company and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

Approval and Voting

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions such not apply to:

a)

any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

b)

any contract or transaction made or to be made with, or for the benefit of a holding corporation of subsidiary corporation of which a Director is a director;

c)

any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement, or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

d)

determining the remuneration of the Directors;

e)

purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

f)

the indemnification of any Director or officer by the Company.

The foregoing exceptions may from time to time be suspended or amended to any extent approved by the Company in general meetings and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

Remuneration and Expenses

A Director may hold any office or appointment with the Company (except as an auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or appointment or as vendor, purchaser or otherwise and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

A Director may be or become a director or officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a member or otherwise, and subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members, such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The

Directors shall be repaid such reasonable traveling, accommodation and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive. Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity, pension or retirement allowance to any Director who has held any office or appointment with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

The Directors must disclose to the Shareholders the aggregate remuneration paid to the Directors. The disclosure must be in a written document to be placed before the Shareholders at every annual meeting of Shareholders and must relate to the same time period as the financial statements required to be presented at the meeting.

Borrowing

The Directors may from time to time in their discretion authorize the Company to:

a)

borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

b)

guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

c)

issue bonds, debentures, notes and other debt obligations either outright or such continuing security for any indebtedness or liability, direct or indirect, or obligations of the Company or any other person; and

d)

mortgage, charge (whether by way of specific or floating charge) or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

Any bonds, debentures, notes or other debt obligations of the Company may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

Every bond, debenture, note or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture, note or other debt obligation appointed by the Company or under any instrument under which the bond, debenture, note or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond debenture, note or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture, note or other debt obligation to hold at the date of the issue thereof.

If the Company is, or becomes, a reporting company, it shall keep or cause to be kept a register of its indebtedness to every Director or Officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

Qualification

A person is not required to hold shares issued by the Company to qualify for election as a director of the Company. A person is disqualified for election as a Director if that person:

a.

is less than 18 years of age;

b.

is

i)

a dependant adult as defined in the Dependant Adults Act (Alberta) or the subject of a certificate of incapacity under that Act.

ii)

a formal patient as defined in the Mental Health Act (Alberta),

iii)

the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his or her person, estate or both, or

iv)

a person who has been found to be of unsound mind by a court elsewhere than in Alberta;

a.

is not an individual; or

b.

has the status of bankrupt.

Description of Securities

The Company is authorized to issue 100,000,000 Common Shares without nominal or par value.

Common Shares

The Company is authorized to 100,000,000 common shares without nominal or par value of which, as at November 30, 2003, 23,812,916 are issued and outstanding as fully paid and non-assessable, 1,340,000 are reserved under directors' and management stock options, 10,895,862 are reserved pursuant to the exercise of previously issued common share purchase warrants and 2,284,379 are reserved pursuant to the exercise of previously issued brokers' warrants. The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

Annual and Extraordinary General Meetings

Subject to extensions of time permitted under the Company Act, the first annual general meeting of the Company shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than 13 months after the date the last annual general meeting was held or was deemed to have been held) and place as may be determined by the Directors.

Every general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. The Directors may, whenever they think fit, convene an extraordinary general meeting.

If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business and the meeting need not be held.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned, in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

An advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

A notice convening a general meeting, specifying the place, date and hour of the meeting and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner provided in these Articles, or in such other manner (if any) as may be prescribed by an ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or pursuant to the Company's Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening the meeting.

Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

Notice of Meetings

Notice of the time and place of a meeting of Shareholders must be sent not less than 21 days and not more than 50 days before the meeting to each Shareholder entitled to vote at the meeting, each Director and the auditor of the Company.

Notice of a meeting of Shareholders called for the purpose of transacting any business other than a consideration of the financial statements and auditor's report, fixing the number of Directors for the following year, election of Directors and reappointment of the incumbent auditor must state the nature of the business to be transacted in sufficient detail to permit a Shareholder to form a reasoned judgment on that business and must state the text of any special resolution to be submitted to the meeting.

C.

Material Contracts

During the year ended December 31, 2002, the Company has entered into the following contracts:

(1)

Option Agreement ("Agreement") with Bonanza Explorations Inc. ("ABG") dated September 27, 2002, whereby the Company has been granted the sole and exclusive option to earn a 50% interest in the Pamlico and Gold Bar properties located in Nevada, USA. The Agreement provides for the terms of a joint venture between ABG and the Company for the exploration of the properties. See Item 4. Information on the Company -  A. History and Development of the Company - Significant Acquisitions and Dispositions.

(2)

Management and administrative services contract with Varshney Capital Corp. ("VCC") dated November 1, 2002, whereby the Company pays VCC $5,000 plus plus goods and services taxes ("GST") per month for management fees and $1,000 plus GST per month for administrative fees, for an initial term of 3 years from the effective date and thereafter, unless otherwise terminated in accordance with the terms hereof, on an annual basis. VCC provides services with respect to the management and administrative affairs of the Company. See Item 6. Directors, Senior Management & Employees -  B. Compensation - Management and Administrative Services Contract.

D.

Exchange Controls

The following disclosure addresses provisions of the Investment Canada Act (the "ICA"), enacted on June 20, 1985, that are material to an investment in the Corporation.

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

The ICA requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an acquisition of control" of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA.  "WTO investor" generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Corporation by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Corporation and the value of the assets of the Corporation is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  For 2001, the WTO Review Threshold was determined to be $209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Corporation by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Corporation is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Corporation, is reviewable if the value of the assets of the Corporation is then $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Corporation is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Corporation, and the value of the assets of the Corporation and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Corporation forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $209,000,000 (in 2001) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Corporation.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)

the effect of the investment on exports from Canada;

(c)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)

the effect of the investment on competition within any industry or industries in Canada;

(f)

the compatibility of the investment with national industrial, economic and cultural policies;

(g)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)

(i)

(j)

the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister).  On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquirer that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of Alberta or in any constituent documents of the Corporation on the right of non-Canadians to hold or vote the common shares of the Corporation.

The ICA specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

The Corporation does not have assets of more than $179 million.

E.

Taxation

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see "Taxation - Canadian Federal Tax Consequences" below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or perspective holder is made.  Accordingly, holders and prospective holders of common shares of the Corporation should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Corporation who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United states irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Corporation generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Corporation may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Corporation) deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment Corporation," as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Corporation's common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Corporation's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Corporation's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Corporation will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Corporation may be entitled to an "indirect" foreign tax credit under Section 902 with respect to payment of dividends by the Corporation under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Corporation

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Corporation.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Corporation

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Corporation's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Corporation's gross income for such year was "foreign personal holding Corporation."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Corporation does not actually distribute such income.  The Corporation does not believe that it currently qualifies as a foreign personal holding corporation.  However, there can be no assurance that the Corporation will not be considered a foreign personal holding corporation for the current or any future taxable year.

Foreign Investment Corporation

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a "foreign investment corporation" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Corporation does not believe that it currently qualifies as a foreign investment corporation.  However, there can be no assurance that the Corporation will not be considered a foreign investment corporation for the current or any future taxable year.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.  If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Corporation may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  There can be no assurance that the Corporation's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of s stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Corporation's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Corporation common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder's pro rata share of the Corporation's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Corporation's first tax year in which the Corporation qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Corporation includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Corporation, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Corporation ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Corporation does not qualify as a PFIC.  Therefore, if the Corporation again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Corporation qualifies as a PCIF.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Corporation qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Corporation common shares and (ii) certain "excess distributions", (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Corporation common shares and all excess distribution of his Corporation common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Corporation common shares, then the Corporation will continue to be treated as a PFIC with respect to such Corporation common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Corporation common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election').  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Corporation common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of such shares as of the common shares of the Corporation as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.s. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.s. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-electing U.S. Holders, over (B) the mark-to-market loses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the common shares of the Corporation will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Corporation common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that were generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such ceases the basis of the Corporation common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner in which the common shares are transferred.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Corporation common shares while the Corporation is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Corporation is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Corporation ("United States shareholder"), the Corporation could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Corporation does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Corporation will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of al material Canadian federal income tax consequences, under current law, generally applicable to (a "Holder") of one or more common shares of Telesis North Communications Inc. (the "Corporation") who for the purposes of the Income Tax Act (Canada)(the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Corporation and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Corporation will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.  The 15% rate is further reduced to 5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Corporation.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act.  Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Corporation.  The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable gains realized in the year of disposition in respect to taxable Canadian property.  To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Corporation has filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to the Corporation's Common Shares.

You may read and copy all or any portion of the Registration Statement of other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

RESERVED

ITEM 16.

RESERVED

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 10 to the Financial Statements.

ITEM 18.

FINANCIAL STATEMENTS

See "Item 17. Financial Statements."

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements
Auditors' Report dated March 6, 2003.
Audited Balance Sheets at December 31, 2002 and 2001.
Audited Statements of Operations and Deficit for the Years Ended December 31, 2002, 2001 and 2000.
Audited Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.
Notes to Audited Financial Statements for the Years Ended December 31, 2002, 2001 and 2000.
Unaudited Balance Sheets at March 31, 2003 and December 31, 2002.
Unaudited Statements of Operations and Deficit for the Three Months Ended March 31, 2003 and 2002.
Unaudited Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002.
Notes to Financial Statements for the Three Months Ended March 31, 2003 and 2002.
Unaudited Balance Sheets at September 30, 2003 and December 31, 2002.
Unaudited Statements of Operations and Deficit for the Nine Months Ended September 30, 2003 and 2002.
Unaudited Statements of Cash Flows for the Nine Months Ended September 30, 2003 and 2002.
Notes to Financial Statements for the Nine Months Ended September 30, 2003 and 2002.

(b)	Exhibits

Exhibit Number	Description
1.1*	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.
1.2*	Articles of Morocco Explorations Inc.
1.3*	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.
1.4*	Memorandum and Articles of Mask Resources Inc.
1.5*	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.
2.1*	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.
2.2*	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.
3.1*	2003 Stock Option Plan of American Nevada Gold Corp.
3.2*	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.
3.3*	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.
3.4*	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.
3.5*	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.
3.6*	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.
3.7*	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.
3.8*	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.
3.9*	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.
3.10*	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.
4.1*	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.2*	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.3*	Engineering and Geological Reports dated October 9, 2002 and September 7, 2000 prepared by G.F. McArthur, P.Geo,
4.4	Auditor's Report dated March 6, 2003 and September 3, 2003
4.5	Auditor's Consent dated December 12, 2003
4.6	Management and Administrative Services Contract dated November 1, 2002, between American Nevada Gold Corp. and Varshney Capital Corp.

*  Previously submitted

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN NEVADA GOLD CORP.

"Hari B. Varshney"

                                                         By:

                                          Hari B. Varshney

                                                                   President & Chief Executive Officer

DATED:  July 23, 2003

66

FINANCIAL STATEMENTS INDEX

Description	Appears at Sequentially Numbered Page
Financial Statements
Auditors' Report dated March 6, 2003.	67
Audited Balance Sheets at December 31, 2002 and 2001.	68
Audited Statements of Operations and Deficit for the Years Ended December 31, 2002, 2001 and 2000.	69
Audited Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.	70
Notes to Audited Financial Statements for the Years Ended December 31, 2002, 2001 and 2000.	71-85
Unaudited Balance Sheets at March 31, 2003 and December 31, 2002.	*
Unaudited Statements of Operations and Deficit for the Three Months Ended March 31, 2003 and 2002.	*
Unaudited Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002.	*
Notes to Financial Statements for the Three Months Ended March 31, 2003 and 2002.	*
Unaudited Balance Sheets at September 30, 2003 and December 31, 2002.	87
Unaudited Statements of Operations and Deficit for the Nine Months Ended September 30, 2003 and 2002.	88
Unaudited Statements of Cash Flows for the Nine Months Ended September 30, 2003 and 2002.	89
Notes to Financial Statements for the Nine Months Ended September 30, 2003 and 2002.	90-103

* Previously submitted

67

EXHIBIT INDEX

**Exhibit Number	Exhibit Description	Exhibit Appears at Sequentially Numbered Page
1.1*	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.	*
1.2*	Articles of Morocco Explorations Inc.	*
1.3*	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.	*
1.4*	Memorandum and Articles of Mask Resources Inc.	*
1.5*	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.	*
2.1*	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.	*
2.2*	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.	*
3.1*	2003 Stock Option Plan of American Nevada Gold Corp.	*
3.2*	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.	*
3.3*	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.	*
3.4*	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.	*
3.5*	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.	*
3.6*	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.	*
3.7*	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.	*
3.8*	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.	*
3.9*	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.	*
3.10*	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.	*
4.1*	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.	*
4.2*	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.	*
4.3*	Engineering and Geological Reports dated October 9, 2002 and September 7, 2000 prepared by G.F. McArthur, P.Geo,	*
4.4	Auditor's Report dated March 6, 2003 and September 3, 2003	104-105
4.5	Auditor's Consent dated December 12, 2003	106
4.6	Management and Administrative Services Contract dated November 1, 2002, between American Nevada Gold Corp. and Varshney Capital Corp.	107-110

* Previously submitted

68

Financial Statements of

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Years ended December 31, 2002, 2001 and 2000

Tony M. Ricci Inc.

Chartered Accountant

Suite 1304

925 West Georgia St.

Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

Fax: (604) 669-3015

AUDITOR'S REPORT TO THE DIRECTORS

I have audited the balance sheets of American Nevada Gold Corp. (formerly Mask Resources Inc.) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards in Canada and auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

 "Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

March 6, 2003

COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated March 6, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

March 6, 2003

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31, 2002 and 2001

(In Canadian Dollars)

	2002	2001

Assets

Current assets:
Cash	$ 270,061	$ 271
Goods and services tax recoverable	14,232	2,482
	284,293	2,753

Deposit on expenditures to earn an interest in unproven mineral properties (note 3)	210,971	-

Option to earn an interest in unproven mineral properties (note 3)	412,529	-
	$ 907,793	$ 2,753

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 5,883	$ 14,558
Notes payable (note 4)	-	78,673
Agreement payable (note 5)	-	1,069,331
Due to related parties (note 8)	-	112,301
	5,883	1,274,863
Shareholders' equity:
Share capital (note 6)	3,124,218	676,226
Contributed surplus	990	-
Deficit	(2,223,298)	(1,948,336)
	901,910	(1,272,110)
	$ 907,793	$ 2,753

Nature of operations (note 1)

Subsequent event (notes 3 and 9)

See accompanying notes to financial statements.

On behalf of the Board:

"Hari Varshney"

  Director

"Marek Kreczmer"

               Director

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

	2002	2001	2000

Revenues:
Interest	$ 877	$ -	$ -

Expenses:
Bank charges and interest	645	121	5,133
Bad debt	-	-	7,750
Consulting	22,945	-	7,500
Management fees	10,000	2,500	-
Office, rent and administration	37,335	10,625	1,738
Professional fees	143,875	13,417	11,289
Promotion and travel	11,945	902	940
Regulatory and transfer agent	43,133	3,968	7,643
Wages and benefits	5,961	-	-

Operating loss for the year	275,839	31,533	41,993

Write-off of mineral property	-	-	16,621

Loss for the year	274,962	31,533	58,614

Deficit, beginning of year	1,948,336	1,916,803	1,858,189

Deficit, end of year	$ 2,223,298	$ 1,948,336	$ 1,916,803

Basic and diluted loss per share	$ (0.05)	$ (0.03)	$ (0.05)
Weighted average number of common shares	5,093,542	1,189,501	1,189,501

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

	2002	2001	2000

Cash provided by (used in):

Operations:
Loss for the year	$ (274,962)	$ (31,533)	$ (58,614)
Items not involving cash:
Write-off of mineral property	-	-	16,621
Share purchase options	990	-	-
Change in non-cash operating working capital:
Goods and services tax recoverable	(11,750)	(2,482)	7,984
Prepaid expenses and deposits	-	4,070	1,500
Accounts payable and accrued liabilities	(8,673)	(31,620)	4,614
	(294,395)	(61,565)	(27,895)

Investing:
Deposit on expenditures to earn an interest in unproven mineral properties	(210,971)	-	-
Option to earn an interest in unproven mineral properties	(376,529)	-	-
	(587,500)	-	-

Financing:
Notes payable	-	36,623	19,550
Due to related parties	-	25,000	8,025
Shares issued:
by way of a short form offering, net of share issuance costs	1,151,685	-	-
	1,151,685	61,623	27,575
Increase in cash	269,790	58	(320)
Cash, beginning of year	271	213	533
Cash, end of year	$ 270,061	$ 271	$ 213

Supplementary information:
Non-cash transactions:
Issuance of shares for:
Acquisition of mineral properties	$ 36,000	$ -	$ -
Settlement of debt	1,260,305	-	-

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

1.

Operations

During the year, effective on October 29, 2002, the Company completed its reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions.  The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

Significant accounting policies

(a)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  As a result, actual results could significantly differ from those estimates.

(b)

Fair value of financial instruments:

The carrying amount of cash, goods and services tax recoverable, and accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these instruments.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(c)

Foreign currency translation:

Monetary items are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary items are translated at historical rates. Revenue and expense items are translated at rates prevailing on the transaction dates. Exchange gains and losses are included in operations.

(d)

Option to earn an interest in unproven mineral properties:

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, the Company evaluates the status of its options based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

The amounts shown for option to earn an interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

(e)

Share issuance costs:

The costs of issuing shares are applied to reduce the stated value of such shares.

(f)

Loss per share:

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective years.  Fully diluted earnings per share, which assumes the exercise of all dilutive options and warrants, has not been presented as the impact of outstanding warrants would be anti-dilutive.

(g)

Stock based compensation:

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 3

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(g)

Stock based compensation (continued):

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

During the year, the Company granted stock options to directors, officers and employees as set out in note 6 (e).

(h)

Income taxes:

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on future income taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(i)

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 4

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

3.

Option to earn an interest in unproven mineral properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

(a)

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the year, the Company paid Bonanza $107,500, as per the terms mentioned above.

(b)

The Company will earn its 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 5

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

3.

Option to earn an interest in unproven mineral properties (continued)

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the year, the Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

During the year, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 3(b)i.

Subsequent to the year end, the $210,971 deposit was expended on exploration activities.

A discussion and summary of mineral properties and deferred exploration expenditures is as follows:

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 (paid) due November 2001 which was deferred until June 15, 2002. In 2002, the payment increased to US$150,000 and in 2003, to US$675,000. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

	2002	2001

Expenditures during the year:
Option acquisition costs	$ 143,500	$ -

Deferred exploration expenditures:
Claim maintenance fees	21,315	-
Drilling	5,726	-
Field supplies	2,411	-
Geological consulting	6,453	-
Land payments	233,124	-
	269,029	-

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 6

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

3.

Option to earn an interest in unproven mineral properties (continued)

Option to earn an interest in unproven mineral properties, beginning of year	-	-
Option to earn an interest in unproven mineral properties, end of year	$412,529	$ -

4.

Notes payable

At December 31, 2001, the Company had outstanding loans of $78,673 which were unsecured, had interest at 3% and with no fixed terms of repayment.  Beginning March 31, 2001, by agreement with the note holder, the loans became non-interest bearing.

During the year ended December 31, 2002, a company controlled by a director of the Company assumed the outstanding indebtedness from these creditors.

During the year, the Note payable balance was satisfied by the issuance of 665,608 common shares at a deemed price of $0.12 per common share.

See Note 6 (c).

5.

Agreements payable

The agreements payable to a group of companies (the "creditors"), which assumed the outstanding indebtedness owed to former directors and senior officers totaling $1,069,333, were non-interest bearing and payable on demand.

During the year, certain creditors entered into debt assignment agreements to sell these debts in equal amounts to Tonga Trading Ltd, EH&P Investments AG, Marco Strub, Buser Management AG, a company controlled by the president of the Company, and persons related to the current president and former president of the Company.

During the year, the Agreement payable balance was satisfied by the issuance of 8,911,104 common shares at a deemed price of $0.12 per common share.

See Note 6 (c).

6.

Share capital

a)

 Authorized

100,000,000 common shares are authorized, with no par value.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 7

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

6.

Share capital (continued)

a)

Issued and outstanding:

        Number

            of Shares                Amount

Common shares as at December 31, 2001,  2000 and 1999            1,189,500            $    676,226

Shares issued:

for debt settlement                                                            10,502,554               1,260,307

by way of a short form offering, net

of share issuance costs                                                10,895,862               1,151,685

for corporate finance fee on short form offering                          650,000                           -

on acquisition of option to earn an interest in

unproven mineral properties                                                300,000                    36,000

for finder's fee on option to earn an interest in

unproven mineral properties                                                275,000                           -

Common shares as at December 31, 2002                                    23,812,916            $ 3,124,218

b)

Shares for debt and escrow shares:

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts of $1,260,307.

7,789,864 of the common shares issued on the debt settlement are subject to a three year value security escrow agreement and 2,712,690 shares are subject to a six year surplus security escrow agreement.

During the year, 778,990 shares were released from escrow leaving a balance of 9,723,564 shares in escrow.

See notes 4, 5, and 8.

c)

Short form offering:

During the year, the Company completed an equity financing by way of a short form offering document (the "Offering") through Canaccord Capital Corporation (the "Agent"), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant (a "Warrant"). Each Warrant allows the holder to purchase one additional common share (a "Warrant Share") for a period of two years expiring October 29, 2004, at an exercise price

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 8

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

6.

Share capital (continued)

d)

Short form offering (continued):

of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed for trading on the Exchange on October 30, 2002.

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

e)

Stock options:

During the year, the Company granted 1,090,000 stock options to directors, employees, and consultants at a price of $0.10 per share exercisable up to November 19, 2007.

Compensation cost of $990 has been charged against consulting fees during the year, relating to stock options issued to consultants.

The table below presents the pro forma effect on loss for the year, and basic and diluted loss per share, for the year ended December 31, 2002 using the fair market value method of accounting for stock based compensation. The pro forma adjustments presented below pertain to the 1,040,000 new options granted to directors and employees since adoption of the new stock based compensation standards on January 1, 2002 as described in note 2(g).

December 31, 2002
Loss for the year as reported	$ 274,962
Compensation expense related to fair value of stock options	20,598
Pro forma loss for the period	$ 295,560
Pro forma loss per share	$ 0.06

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 55%; and a weighted average expected life of the options of two years.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 9

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

7.

Income Taxes:

The components of the future income tax assets are as follows:

2002                        2001

Future income tax assets

Non-capital losses

$

365,509

$

291,960

Unused earned depletion base

9,450

9,211

Unused cumulative Canadian exploration expenses

28,349

27,633

Unused cumulative Canadian development expenses

10,542

10,276

Unused foreign exploration and development expenses

382,787                    213,885

796,637                    552,965

Valuation allowance                                                                      (796,637)                  (552,965)

Net future income tax assets                                                     $              -              $                -

The valuation allowance reflects the Company's estimate that it is not more likely than not that the future income tax assets will be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years.  These losses expire commencing in 2003 through 2009.  The exploration and development expenses can be carried forward indefinitely.

8.

Related party transactions

During the year, a company controlled by a director of the Company entered into an agreement to acquire $25,000 of the outstanding indebtedness from the former management group.

During the year, a relative of the president of the Company entered into an agreement to acquire $87,301 of the outstanding indebtedness from the former president of the Company.

During the year, the due to related parties balance was satisfied by the issuance of 935,842 common shares at a deemed price of $0.12 per common share. See note 6 (c).

During the year, the Company paid $14,000 (2001 - $nil) for rent, $10,000 (2001 - $nil) for management fees and $2,000 (2001 - $nil) for administrative fees to a company owned by directors of the Company.

During the year, the Company paid $3,627 (2001 -  $nil) for rent to a company having a director in common.

During the year, the Company paid $nil (2001 - $5,500) for administrative support services to an officer of the Company.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 10

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

9.

Subsequent event

Subsequent to the year end, the Company granted 450,000 stock options to a director and a consultant at an exercise price of $0.11 per share expiring February 4, 2008.

10.

Difference between General Accepted Accounting Principles in Canada and the United States

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those measurement principles and practices that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The material measurement differences to the financial statements are as follows:

(a)

Option to earn an interest in unproven mineral properties

Under United States generally accepted accounting principles the Company would be required to expense exploration costs as incurred prior to determining that a commercially minable deposit exists, rather than capitalizing and amortizing these costs as is the case under Canadian generally accepted accounting principles.  Consequently, acquisition and exploration costs related to the Company's option to earn an interest in unproven mineral properties of $412,529 in 2002, $nil in 2001 and $nil in 2000 would have been expensed.

For Canadian GAAP, cash flows related to the option to earn an interest in unproven mineral properties are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation and escrow shares

Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees and directors.  The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective for fiscal years beginning after December 31, 1995.  The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting under APB Option 125 and related interpretations.

Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 11

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

10.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(b)

Stock-based compensation and escrow shares (continued)

to purchase stock over the amount an optionee must pay to acquire the stock at that date.  The excess is recognized by a charge to operations over the vesting period.

For stock options granted to non-employees, the statement requires compensation expense to be recognized at its fair value.

During the year, stock options were granted to non-employees for services rendered to the Company and compensation expense was recorded in the Company's statements of operations and deficit.

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance criteria to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the  issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

There were no escrow shares based on performance criteria which became eligible for release during the years 2002, 2001 or 2000 and therefore, no compensation expense was recorded for those years.

With respect to contingently issuable shares held in escrow, U.S. GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when released from escrow.  Consequently, contingently issuable escrow shares of 9,723,564 would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

(c)

Income taxes

Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under U.S. GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 12

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

10.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(d)

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged .  The Company has determined that the impact of the Statement on its financial statements is not material .

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of long-lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.   SFAS 144 also resolves significant implementation issues related to SFAS 121.  Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted.  The Company determined that the application of SFAS 144 did not have a material effect on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.   Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64,  Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The Company

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 13

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

10.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(d)

Recent accounting pronouncements (continued)

determined SFAS No. 145 did not have a material impact on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness  of Others, ("FIN 45").  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statement about the obligation associated with guarantees issued.  The recognition provision of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations of financial position.

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

(i)	Assets
		2002	2001
	Assets, under Canadian GAAP	$ 907,793	$ 2,753
	Adjustment for option to earn an interest in unproven mineral properties (note 10(a))	(412,529)	-
	Assets, under U.S. GAAP	$ 495,264	$ 2,753

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 14

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

10.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(e)

Reconciliation (continued)

(ii)	Deficit
		2002	2001

	Deficit, under Canadian GAAP	$ (2,223,298)	$ (1,948,336)
	Adjustment for option to earn an interest in unproven mineral properties (note 10(a))	(412,529)	-
	Deficit, under U.S. GAAP	$ (2,635,827)	$ (1,948,336)

(iii)	Loss and loss per share for the year
		Years ended December 31
		2002	2001	2000

	Loss for the year, under Canadian GAAP	$ (274,962)	$ (31,533)	$ (58,614)
	Adjustment for option to earn an interest in unproven mineral properties (note 10(a))	(412,529)	-	-
	Loss for the year, under U.S. GAAP	$ (687,491)	$ (31,533)	$ (58,614)

	Weighted average number of common shares outstanding under U.S. GAAP, basic and diluted	3,415,229	1,189,501	1,189,501

	Loss per share, basic and diluted under U.S. GAAP	$ (0.20)	$ (0.03)	$ (0.05)

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 15

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

10.

.    Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(e)

Reconciliation (continued)

(iv)	Cash used in operating activities
		Years ended December 31
		2002	2001	2000

	Cash used in operating activities, under Canadian GAAP	$ (294,395)	$ (61,565)	$ (27,895)
	Option to earn an interest in unproven mineral properties (note 10(a))	(587,500)	-	-
	Cash used in operating activities, under U.S. GAAP	$ (881,895)	$ (61,565)	$ (27,895)

(v)	Cash used in investing activities
		Years ended December 31
		2002	2001	2000

	Cash used in investing activities, under Canadian GAAP	$ (587,500)	$ -	$ -
	Option to earn an interest in unproven mineral properties (note 10(a))	587,500	-	-
	Cash used in investing activities, under U.S. GAAP	$ -	$ -	$ -

Financial Statements of

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Nine months ended September 30, 2003 and 2002

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Balance Sheets

September 30, 2003 and December 31, 2002

(Unaudited - prepared by management)

	September 30, 2003	December 31, 2002
	(unaudited)	(audited)
Assets

Current assets:
Cash	$ 75,511	$ 270,061
Goods and services taxes recoverable	2,123	14,232
Prepaid expenses	1,786	-
Due from related parties (note 5)	6,367	-
	85,787	284,293

Deposit on expenditures to earn an interest in unproven mineral properties (note 3)	-	210,971

Option to earn an interest in unproven mineral properties (note 3)	643,500	412,529
	$ 729,287	$ 907,793

Liabilities and Shareholders' Equity (Deficit)

Current liabilities:
Accounts payable and accrued liabilities	$ 1,175	$ 5,883

Shareholders' equity:
Share capital (note 4)	3,124,218	3,124,218
Contributed surplus	-	990
Deficit	(2,396,106)	(2,223,298)
	728,112	901,910
	$ 729,287	$ 907,793

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Statements of Operations and Deficit

For the nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002

Interest income	$ 334	$ 10	$ 1,573	$ 11

Expenses:
Advertising, travel and promotion	2,251	2,854	6,523	3,809
Bank charges and interest	131	101	965	295
Consulting	-	-	28,380	-
Management fees	15,000	-	45,000	-
Office, rent and administration	10,895	8,737	41,219	14,744
Professional fees	2,034	14,000	7,848	35,895
Regulatory and transfer agent	1,694	18,702	13,293	23,542
Wages and benefits	9,560	-	31,153	-
	41,565	44,394	174,381	78,285
Loss for the period	41,231	44,384	172,808	78,274
Deficit, beginning of period	2,354,875	1,982,226	2,223,298	1,948,336

Deficit, end of period	$ 2,396,106	$ 2,026,610	$ 2,396,106	$ 2,026,610
	(0.00)
Loss per share	$ 0.00	$ 0.04	$ 0.01	$ 0.07
Weighted average number of common shares	23,812,916	1,189,501	23,812,916	1,189,501

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

For the nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

Three months ended	Nine months ended
September 30	September 30
2003	2002	2003	2002

Cash provided by (used in):

Operations:
Loss for the period	$ (41,231)	$ (44,384)	$ (172,808)	$ (78,274)
Items not involving cash
Share purchase options	-	-	(990)	-
Change in non-cash operating working capital:
Goods and services taxes recoverable	813	(2,387)	12,109	(2,992)
Prepaid expenses	982	(5,070)	(1,786)	(5,070)
Due from related parties	(3,845)	-	(6,367)	-
Accounts payable and accrued liabilities	(694)	19,797	(4,708)	49,381
(43,975)	(32,044)	(174,550)	(36,955)

Investing:
Option to earn an interest in unproven mineral properties	(20,000)	(25,000)	(20,000)	(25,000)

Financing:
Due to related parties	-	56,840	-	63,740

Increase (decrease) in cash	(63,975)	(204)	(194,550)	1,785
Cash, beginning of period	139,486	2,260	270,061	271
Cash, end of period	$ 75,511	$ 2,056	$ 75,511	$ 2,056

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

Nine months ended September 30, 2003

(Unaudited - prepared by management)

1.

Operations

During the year ended December 31, 2002, effective on October 29, 2002, the Company completed its reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions.  The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

Significant accounting policies

a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  As a result, actual results could significantly differ from those estimates.

b)

Fair value of financial instruments

The carrying amounts of cash, goods and services tax recoverable, prepaid expenses, due from related parties and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

Nine months ended September 30, 2003

(Unaudited - prepared by management)

2.

 Significant accounting policies (continued)

c)

Option to earn an interest in unproven mineral properties:

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, the Company evaluates the status of its options based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

The amounts shown for option to earn an interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

d)

Share issuance costs

The costs of issuing shares are applied to reduce the stated value of such shares.

e)

Loss per share

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective years.  Fully diluted earnings per share, which assumes the exercise of all dilutive options and warrants, has not been presented as the impact of outstanding warrants would be anti-dilutive.

f)

Stock based compensation

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 3

Nine months ended September 30, 2003

(Unaudited - prepared by management)

2.

 Significant accounting policies (continued)

f)

Stock based compensation (continued)

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.  See note 4(e).

3.

Option to earn an interest in unproven mineral properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

a)

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30-day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the previous year, the Company paid Bonanza $107,500, as per the terms mentioned above.

b)

The Company will earn its 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 4

Nine months ended September 30, 2003

(Unaudited - prepared by management)

3.

Option to earn an interest in unproven mineral properties  (continued)

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the previous year, the Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

During the previous year, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 3(b)i.

During the nine months ended September 30, 2003, $230,971 was expended on exploration activities.

During the period, the Company has made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

A discussion and summary of mineral properties and deferred exploration expenditures is as follows:

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 (paid) due November 2001 which was deferred until June 15, 2002. In 2002, the payment increased to US$150,000 and in 2003, to US$675,000. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 5

Nine months ended September 30, 2003

(Unaudited - prepared by management)

3.

Option to earn an interest in unproven mineral properties  (continued)

	September 30, 2003	December 31, 2002

Deferred exploration expenditures during the period	$ 230,971	$ 269,029
Option to earn an interest in unproven mineral properties, beginning of period	412,529	143,500
Option to earn an interest in unproven mineral properties, end of period	$ 643,500	$ 412,529

4.

Share capital

a)

Authorized

100,000,000 common shares are authorized, with no par value.

b)

Issued and outstanding:

Number

of Shares                    Amount

Balance, December 31, 2001                                                            1,189,500                $    676,226

Shares issued:

for debt settlement                                                                      10,502,554                    1,260,307

by way of a short form offering, net

of share issuance costs                                                 10,895,862                    1,151,685

for corporate finance fee on short form offering                              650,000                                -

on acquisition of option to earn an interest in

unproven mineral properties                                                 300,000                        36,000

for finder's fee on option to earn an interest in

unproven mineral properties                                                 275,000                                -

Balance, December 31, 2002 and September 30, 2003                      23,812,916                    $ 3,124,218

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 6

Nine months ended September 30, 2003

(Unaudited - prepared by management)

4.

Share capital (continued)

c)

Shares for debt and escrow shares:

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts of $1,260,307.

7,789,864 of the common shares issued on the debt settlement are subject to a three-year value security escrow agreement and 2,712,690 shares are subject to a six-year surplus security escrow agreement.

During the period, 1,304,119 shares were released from escrow leaving a balance of 8,419,445 shares in escrow.

d)

Short form offering:

During the previous year, the Company completed an equity financing by way of a short form offering document (the "Offering") through Canaccord Capital Corporation (the "Agent"), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant (a "Warrant"). Each Warrant allows the holder to purchase one additional common share (a "Warrant Share") for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed for trading on the Exchange on October 30, 2002.

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

e)

Stock options:

Options to purchase common shares of the Company may be granted by the Board of Directors to employees and non-employees of the Company. The following is a summary of the status of the options outstanding and exercisable:

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 7

Nine months ended September 30, 2003

(Unaudited - prepared by management)

4.

Share capital (continued)

e)

Stock options (continued):

Number of                            Weighted average
                                                                                    common shares                     exercise price

Balance, December 31, 2002

1,090,000

$

0.10

Granted

450,000

0.11

Cancelled

(50,000)

(0.10

)

Cancelled                                                                        (150,000)                                (0.11)

Balance, September 30, 2003                                          1,340,000                        $        0.10

During the period, the Company granted 450,000 stock options to a director and a consultant at a price of $0.11 per share exercisable up to February 4, 2008.

The following table summarizes the stock options outstanding at September 30, 2003:

Number outstanding at

Number exercisable at

Exercise price

September 30, 2003

 Expiry date

September 30, 2003

2003

$0.10                                    1,040,000                   November 19, 2007                         1,040,000

$0.11                                       300,000                      February 4, 2008                            300,000

1,340,000                                                                        1,340,000

During the nine months ended September 30, 2003, 50,000 stock options at a price of $0.10 per share expiring November 19, 2007 and 150,000 stock options at a price of $0.11 per share expiring February 4, 2008, granted to a consultant were cancelled. Accordingly, compensation costs of $9,348 previously recorded in the statements of operations and deficit in connection with these options were reversed during the period.

During the nine months ended September 30, 2003, no compensation costs were recorded in the statements of operations and deficit for options granted to employees.

Had compensation costs been determined for employee awards granted during the period using the fair value based method at their respective grant dates, the Company's pro forma net loss and pro forma loss per share would have been as follows:

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 8

Nine months ended September 30, 2003

(Unaudited - prepared by management)

4.

Share capital (continued)

e)

Stock options (continued):

	Three months ended September 30, 2003	Nine months ended September 30, 2003
Loss for the period as reported	$ 41,231	$ 172,808
Compensation expense related to fair value of stock options	-	16,715
Pro forma loss for the period	41,231	189,523
Deficit, beginning of period	2,354,875	2,223,298
Pro forma deficit, end of period	$ 2,396,106	$ 2,412,821
Pro forma loss per share	$ 0.00	$ 0.01

TThe fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%; dividend yield of 0%; stock price volatility of 65%; and a weighted average expected life of the options of two years.

The weighted average fair value of options granted during the period ended September 30, 2003 is $0.06.

5.

Related party transactions

a)

During the period, the Company paid $45,000 (September 30, 2002 - $nil) for management fees and $9,000 (September 30, 2002 - $nil) for administrative fees to a company controlled by directors of the Company.

b)

During the period, the Company paid $13,013 (September 30, 2002 - $nil) for rent to a company having a director in common.

c)

During the period, the Company paid $nil (September 30, 2002 - $12,000) for rent to a company controlled by directors of the Company.

d)

During the period, $6,367 (September 30, 2002 - $nil) was due from a company having a director in common. The amount is unsecured, non-interest bearing and with no fixed terms of repayment.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 9

Nine months ended September 30, 2003

(Unaudited - prepared by management)

6.

Difference between General Accepted Accounting Principles in Canada and the United States

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those measurement principles and practices that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The material measurement differences to the financial statements are as follows:

a)

Option to earn an interest in unproven mineral properties

Under United States generally accepted accounting principles the Company would be required to expense exploration costs as incurred prior to determining that a commercially minable deposit exists, rather than capitalizing and amortizing these costs as is the case under Canadian generally accepted accounting principles. Consequently, acquisition and exploration costs related to the Company's option to earn an interest in unproven mineral properties of $643,500 during the nine months ended September 30, 2003 and of $412,529 during the year ended December 31, 2002 would have been expensed.

For Canadian GAAP, cash flows related to the option to earn an interest in unproven mineral properties are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

b)

Stock-based compensation

Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees and directors. The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective for fiscal years beginning after December 31, 1995. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting under APB Option 125 and related interpretations.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 10

Nine months ended September 30, 2003

(Unaudited - prepared by management)

6.

Difference between General Accepted Accounting Principles in Canada and the United States

(continued)

(b)

Stock-based compensation (continued)

Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. The excess is recognized by a charge to operations over the vesting period.

For stock options granted to non-employees, the statement requires compensation expense to be recognized at its fair value.

During the year, stock options were granted to non-employees for services rendered to the Company and compensation expense was recorded in the Company's statements of operations and deficit.

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance criteria to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

There were no escrow shares based on performance criteria which became eligible for release during nine months ended September 30, 2003 and therefore, no compensation expense was recorded for those years.

c)

Income taxes

Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under U.S. GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 11

Nine months ended September 30, 2003

(Unaudited - prepared by management)

6.

Difference between General Accepted Accounting Principles in Canada and the United States

(continued)

d)

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has determined that the impact of the Statement on its financial statements is not material .

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of long-lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.   SFAS 144 also resolves significant implementation issues related to SFAS 121.  Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted.  The Company determined that the application of SFAS 144 did not have a material effect on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.   Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64,  Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The Company determined SFAS No. 145 did not have a material impact on the Company's results of operations or its financial position.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 12

Nine months ended September 30, 2003

(Unaudited - prepared by management)

6.

Difference between General Accepted Accounting Principles in Canada and the United States

(continued)

(d)

Recent accounting pronouncements (continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness  of Others, ("FIN 45").  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statement about the obligation associated with guarantees issued.  The recognition provision of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations of financial position.

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

(i)	Assets
		September 30,	December 31,
		2003	2002
	Assets, under Canadian GAAP	$ 729,287	$ 907,793
	Adjustment for option to earn an interest in unproven mineral properties (note 10(a))	(643,500)	(412,529)
	Assets, under U.S. GAAP	$ 85,787	$ 495,264

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 13

Nine months ended September 30, 2003

(Unaudited - prepared by management)

6.

Difference between General Accepted Accounting Principles in Canada and the United States

(continued)

(e)

Reconciliation (continued)

(ii)	Deficit
		September 30,	December 31,
		2003	2002

	Deficit, under Canadian GAAP	$ (2,396,106)	$ (2,223,298)
	Adjustment for option to earn an interest in unproven mineral properties (note 10(a))	(643,500)	(412,529)
	Deficit, under U.S. GAAP	$ (3,039,606)	$ (2,635,827)

(iii)	Loss and loss per share for the period
		Nine months ended September 30
		2003	2002

	Loss for the period, under Canadian GAAP	$ (172,808)	$ (78,274)
	Adjustment for option to earn an interest in unproven mineral properties (note 10(a))	(20,000)	(25,000)
	Loss for the period, under U.S. GAAP	$ (192,808)	$ (103,274)

	Weighted average number of common shares outstanding under Canadian GAAP, basic and diluted	23,812,916	1,189,501
	Adjustment for shares held in escrow	(8,419,445)	-
	Weighted average number of common shares outstanding under U.S. GAAP, basic and diluted	15,393,471	1,189,501

	Loss per share, basic and diluted under U.S. GAAP	$ (0.01)	$ (0.09)

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 14

Nine months ended September 30, 2003

(Unaudited - prepared by management)

6.

Difference between General Accepted Accounting Principles in Canada and the United States

(continued)

(e)

Reconciliation (continued)

(iv)	Cash used in operating activities
		Nine months ended September 30
		2003	2002

	Cash used in operating activities, under Canadian GAAP	$ (174,550)	$ (36,955)
	Option to earn an interest in unproven mineral properties (note 10(a))	(20,000)	(25,000)
	Cash used in operating activities, under U.S. GAAP	$ (194,550)	$ (61,955)

(v)	Cash used in investing activities
		Nine months ended September 30
		2003	2002

	Cash used in investing activities, under Canadian GAAP	$ (20,000)	$ (25,000)
	Option to earn an interest in unproven mineral properties (note 10(a))	20,000	25,000
	Cash used in investing activities, under U.S. GAAP	$ -	$ -

Tony M. Ricci Inc.

Chartered Accountant

Suite 1304

925 West Georgia St.

Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

Fax: (604) 669-3015

AUDITOR'S REPORT TO THE DIRECTORS

I have audited the balance sheets of American Nevada Gold Corp. (formerly Mask Resources Inc.) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards in Canada and auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

 "Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

March 6, 2003

COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated March 6, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

March 6, 2003

Tony M. Ricci Inc.

Chartered Accountant

Suite 1304

925 West Georgia St.

Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

Fax: (604) 669-3015

AUDITOR'S REPORT TO THE DIRECTORS

I have audited the balance sheet of Mask Resources Inc. as at December 31, 2000 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards in Canada and auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

The comparative figures for 1999 were audited in accordance with Canadian generally accepted auditing standards and reported on by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 7, 2000.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

September 3, 2003

COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated September 3, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

September 3, 2003

Tony M. Ricci Inc.

Chartered Accountant

Suite 1304

925 West Georgia St.

Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

Fax: (604) 669-3015

CONSENT OF INDEPENDENT AUDITOR

I hereby consent to the use in the American Nevada Gold Corp. registration statement, on Form 20F, of my reports dated March 6, 2003 and September 3, 2003, accompanying the financial statements of American Nevada Gold Corp. for the years ended December 31, 2002, 2001, and 2000, which reports are included in the registration statement.

"Tony M. Ricci, Inc."

CHARTERED ACCOUNTANT

Vancouver, British Columbia

December 12, 2003

MANAGEMENT & ADMINISTRATIVE SERVICES CONTRACT

THIS AGREEMENT made this 1st day of November, 2002

BETWEEN:

AMERICAN NEVADA GOLD CORP.

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

(the "Company")

OF THE FIRST PART

AND:

VARSHNEY CAPITAL CORP.

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

(the "Manager")

OF THE SECOND PART.

WHEREAS:

A.

The Company wishes to retain the Manager to provide services with respect to the management and administrative affairs of the Company;

B.

The Manager has the ability to provide professional management and administrative services to the Company;

C.

The Manager has agreed to continue to provide management and administrative services to the Company on the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESS THAT in consideration of the premises and the mutual promises, covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

1.

APPOINTMENT

1.01

The Company hereby appoints the Manager and the Manager hereby accepts such appointment to provide "Management Services" (as hereinafter defined) to the Company for an initial term of 3 years from the Effective Date and thereafter, unless otherwise terminated in accordance with the terms hereof, on an annual basis.

1.02

The Manager may terminate this Agreement by giving 1 month's written notice thereof to the Company.

1.03

The Company may, at any time following the first anniversary date of the Effective Date, terminate this Agreement by giving 1 month's written notice thereof to the Manager.

2.

MANAGEMENT SERVICES

2.01

The Manager shall provide to the Company general management services in connection with the operations and business of the Company which shall include the following services (herein collectively called "Management Services"):

(a)

general liaison with regulatory authorities having jurisdiction over the affairs of the Company;

(b)

shareholder relations services including preparation and dissemination of news releases, letters to existing and potential shareholders, and answering and responding to shareholder enquiries regarding the general affairs of the Company;

(c)

general liaison with the professional representatives of the Company including lawyers and accountants; and

(d)

management services in connection with the general operations of the Company including any subsidiaries, affiliates, and associated companies, if any, in accordance with the instructions of the directors of the Company.

2.02

The Company shall pay to the Manager, on the first day of each calendar month during the currency of this Agreement, as remuneration for the provision of the Management Services set forth and outlined in this section 2, the sum of $5,000 plus GST or the maximum monthly amount permitted from time to time under the policies of the TSX Venture Exchange (the "Exchange").

3.

ADMINISTRATIVE SERVICES

3.01

The Manager shall provide, at the request of the Company, the following additional services (herein collectively called the "Administrative Services"):

(a)

accounting and bookkeeping services;

(b)

secretarial, reception, and day to day administrative services including facsimile capability, word processing, and meeting room facilities; and

(c)

such further and other administrative services as the Company may, from time to time, reasonably request.

3.02

The Company shall pay to the Manager, on the first day of each calendar month during the currency of this Agreement, as remuneration for the provision of the

Administrative Services set forth and outlined in this section 3, the sum of $1,000 per month plus GST.

3.03

The parties acknowledge that the Manager may, from time to time, be requested by the Company to provide additional Administrative Services over and above that which is contemplated under section 3.01 herein and under such circumstances the parties agree that they shall, at that time, negotiate a mutually acceptable fee for such additional services.

4.

REIMBURSEMENT OF EXPENSES

4.01

The Company shall reimburse the Manager, at the time of making payment to the Manager for services rendered to the Company hereunder, the actual out-of-pocket expenses incurred by the Manager, its consultants, advisors, sub-agents and employees, in connection with the provision of any of the services hereunder, and the Manager shall provide to the Company vouchers, receipts and such other information as may be reasonably requested by the Company detailing such out-of-pocket expenses.

5.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

5.01

The Company represents and warrants to the Manager as follows:

(a)

that the Company is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b)

the Company has the power and capacity to enter into this Agreement and to carry out its terms; and

(c)

the execution and delivery of this Agreement by the Company has been duly and validly authorized by all necessary corporate action.

6.

NOTICES

6.01

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by the mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

6.02

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telecommunication or other similar form of communication, be deemed to have been given and received on the day it was actually received.

6.03

Any party may at any time give notice in writing to the other of any change of address, and from and after the giving of such notice, the address herein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

7.

NO ASSIGNMENT

7.01

This Agreement may not be assigned by either party hereto without the written consent of the other party.

8.

ENUREMENT

8.01

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.

APPROVAL

9.01

The parties acknowledge and agree that this Agreement is, according to the rules of the Exchange required to be filed and accepted by the Exchange, and each of the parties shall, if requested by the Exchange, execute such other assurances and documents as may be reasonably requested by the Exchange.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

THE CORPORATE SEAL OF

)

AMERICAN NEVADA GOLD

)

CORP.

)

was hereunto affixed

)

c/s

in the presence of:

)

)

"Peeyush Varshney"

)

_________________________

)

)

_________________________

)

)

THE CORPORATE SEAL OF

)

VARSHNEY CAPITAL CORP.

)

was hereunto affixed

)

c/s

in the presence of:

)

)

"Hari B. Varshney"

)

_________________________

)

)

)

_________________________

)